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                            January 31, 2022

       Alec Scheiner
       Chief Executive Officer
       RedBall Acquisition Corp.
       667 Madison Avenue
       16th Floor
       New York, NY 10065

                                                        Re: RedBall Acquisition
Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed January 21,
2022
                                                            File No. 333-260610

       Dear Mr. Scheiner:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 6, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Organizational Documents Proposal C
       DGCL 203, page 159

   1. We note your amended disclosure that "New SeatGeek will be subject to Section 203 of the DGCL, an
anti-takeover law." Please amend your risk factor disclosure to describe the risks, if any, related
to New SeatGeek being subject to Section 203 of the DGCL.
       Comparison of Corporate Governance and Shareholder Rights, page 297

   2. We note your amended disclosure that "[t]he Proposed Certificate of Incorporation provide that New
SeatGeek will renounce its interest in any corporate opportunity offered
 Alec Scheiner
RedBall Acquisition Corp.
January 31, 2022
Page 2
      to any director or officer of New SeatGeek, except with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of the
      Company and (i) such opportunity is one the Company is legally and contractually permitted to undertake and would otherwise be reasonable for the Company to pursue and
      (ii) the director or officer is permitted to refer that opportunity to the Company without violating any legal obligation." Please amend your risk factor disclosure to discuss the risks, if any, related to this provision.
      Please contact Katherine Bagley at (202) 551-2545 or Dietrich King at
(202) 551-
8071 with any questions.



                                                             Sincerely,
FirstName LastNameAlec Scheiner
                                                             Division of
Corporation Finance
Comapany NameRedBall Acquisition Corp.
                                                             Office of Trade &
Services
January 31, 2022 Page 2
cc:       John M. Bibona
FirstName LastName